UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to _____________.

Commission File Number: 1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2014 and 2013, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
Exhibit Number	Description of Exhibit

23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan as of December 31, 2014 and 2013, and the changes of net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Ecology and Environment, Inc. 401(k) Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 29, 2015

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

Assets	2014	2013

Investments, at fair value (Note 6)	$42,378,853	$41,047,012
Notes receivable from participants	263,478	447,349

Net assets available for benefits at fair value	42,642,331	41,494,361

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(66,648)	(41,218)

Net assets available for benefits	$42,575,683	$41,453,143

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31,

2014

Additions to net assets attributed to:
Interest	$798,408
Dividends	2,071,929
Net depreciation in fair value of investments (Note 7)	(360,668)
2,509,669

Contributions:
Participant	2,589,102
Rollovers	20,830
2,609,932

Total additions	5,119,601

Deductions from net assets attributed to:
Benefits paid to participants	3,993,239
Administrative expenses	3,822
Total deductions	3,997,061

Net increase	1,122,540

Net assets available for benefits:
Beginning of year	41,453,143

End of year	$42,575,683

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.	Description of the Plan

The following description of the Ecology & Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002 the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the Plan during the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Trustees determine the appropriateness of the Plan’s investment offerings and monitor investment performance.

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the various investment options and a self-directed brokerage account.  The Plan allows Roth 401(k) contributions from participants.  Participants who were 50 years of age or older during the Plan year are allowed to contribute catch up contributions.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and the Plan’s earnings, and charged with an allocation of administrative expenses paid by the Plan.  Allocations are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  There is no partial vesting. There are no company matching or discretionary contributions.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Note terms range from one to five years or a reasonable period of time determined when the note is made for the purchase of a primary residence.  The notes are collateralized by the balance in the participant’s account.  The interest rate is the Prime Rate published by the Wall Street Journal on the first business day of the month before the loan is originated plus 1%.  The interest rate is fixed over the life of the loan.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits
Participants may withdraw all or a portion of their vested account balance at any time upon hardship or after the attainment of age 59 ½.  In general, unless the participant elects otherwise, distribution of benefit will commence within 60 days after the close of the Plan year in which the participant terminates employment with the employer.  Participants must begin to receive benefits no later than the April 1st following the calendar year in which the participant attains 70 ½ or terminates employment, whichever is later.

Upon termination, if a participant’s vested account balance is $1,000 or less, the participant will automatically receive a lump sum distribution as soon as feasible.

1.	Description of the Plan (Continued)

Administration
The Plan is administered by the Company.  Effective July 1, 2013 the Company selected Putnam Fiduciary Trust Company (Putnam) as the Trustee and Recordkeeper of the Plan.  Prior to July 1, 2013, Mass Mutual Retirement Services (Mass Mutual; formerly known as The Hartford Retirement Services, LLC) was the Recordkeeper of the Plan and Reliance Trust Company (RTC) was the Trustee of the Plan.

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  The remaining expenses are paid for by the Plan participants.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investments and Related Transactions
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transfer between market participants at the measurement date.  The Plan’s assets include an investment in the common stock of Ecology & Environment, Inc. through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.  The Plan’s trustees determine the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.  Refer to Note 6 for discussions of fair value measurements.

The Plan’s net (depreciation) appreciation in fair value of investments includes both realized gains and losses and unrealized (depreciation) appreciation.  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on a trade date basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses was recorded at December 31, 2014 or 2013.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company, as the Plan administrator, to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

2.	Summary of Accounting Policies (Continued)

Recent Accounting Pronouncements
In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)." This ASU removes the requirement to make certain disclosures as well as categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per practical expedient. The provisions of this ASU are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The amendment is required to be applied retrospectively, and early adoption is permitted. The amendment is applicable for us in fiscal 2017. Other than requiring a change to our disclosures, the adoption of this standard is not expected to have a material impact on our financial statements.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue and terminate the Plan at any time, subject to the provisions of ERISA.

4.	Tax Status

The Internal Revenue Service has determined and informed Putnam by a letter dated May 18, 2011, that the prototype non-standardized profit sharing plan adopted by the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).  Although the Plan had been amended since receiving the determination letter, the Company and the Plan’s tax counsel believe that the Plan was designed and was operated in compliance with applicable requirements of the Internal Revenue Code.

Prior to July 1, 2013, the Plan was based upon a prototype plan designed by Mass Mutual that received a favorable determination letter dated March 31, 2008.  Although the Plan had been amended since receiving the determination letter, the Company and the Plan’s tax counsel believe that the Plan was designed and was operated in compliance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The Company believes that the Plan is no longer subject to income tax examinations for the years prior to 2011.

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Fair Value Measurements

Fair Value – The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest

6.	Fair Value Measurements (Continued)

priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There were no transfers between level 1 and level 2 assets for the years ended December 31, 2014 and 2013.

Cash and cash equivalents: Valued at the balance of the account at year end.

Common stocks and preferred stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.  The NAV is the closing price reported on the active market on which the securities are traded.

Unit investment trusts: Comprised entirely of common stocks valued at the closing price reported on the active market on which the individual securities are traded.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments.

Common/collective trusts: Common/collective trusts include a stable value fund and an S&P 500 index fund as of December 31, 2014 and 2013.

Stable value fund: The stable value fund is a collective investment trust.  The primary underlying investments held by this fund are guaranteed investment contracts and security-backed investment contracts.  Participation units held in the stable value fund are valued at contract value.  Contract value represents contributions made plus interest accrued less withdrawals.  Fair value of the Plan’s interest in this fund is based on the adjustment to the contract value based on information reported by the trustee using audited financial statements of the fund at year-end.

S&P 500 index fund: The S&P 500 index fund is a collective investment trust. The fair value of the Plan’s interest in the collective funds is based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices.  Fair values for the investments within the collective funds are based on reference to the respective fund’s underlying assets, which are primarily common stock securities.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Fair Value Measurements (Continued)

Fair values of the Plan’s investments, by level within the fair value hierarchy, are presented in the following tables.

Plan Investments as of December 31, 2014:	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Mutual funds:
Growth funds	$9,291,661	$-	$-	$9,291,661
Value funds	6,602,982	-	-	6,602,982
Blend funds	5,920,805	-	-	5,920,805
Bond funds	3,779,199	-	-	3,779,199
Target date funds	3,174,147	-	-	3,174,147
Allocation funds	1,647,954	-	-	1,647,954

Total mutual funds	30,416,748	-	-	30,416,748

Brokerage access account:
Cash and cash equivalents	178,130	-	-	178,130
Preferred stock	24,870	-	-	24,870
Common stock:
Basic materials	120,147	-	-	120,147
Industrial goods	64,913	-	-	64,913
Utilities	56,964	-	-	56,964
Technology	55,309	-	-	55,309
Other	45,693	-	-	45,693
Conglomerates	15,730	-	-	15,730
Consumer goods	9,293	-	-	9,293
Financial	6,959	-	-	6,959
Healthcare	5,501	-	-	5,501
Services	3,511	-	-	3,511
Mutual funds:
Blend funds	213,275	-	-	213,275
Growth funds	168,461	-	-	168,461
Other funds	41,897	-	-	41,897
Value funds	38,549	-	-	38,549
Allocation funds	37,145	-	-	37,145
Bond funds	28,538	-	-	28,538
World funds	10,305	-	-	10,305
Unit investment trusts	128,055	-	-	128,055

Total brokerage access account	1,253,245	-	-	1,253,245

Unitized stock fund	381,805	-	-	381,805
Common collective trust funds	-	10,327,055	-	10,327,055

Total investments, at fair value	$32,051,798	$10,327,055	$-	$42,378,853

6.	Fair Value Measurements (Continued)

Plan Investments as of December 31, 2013:	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Mutual funds:
Growth funds	$9,496,906	$-	$-	$9,496,906
Blend funds	6,236,656	-	-	6,236,656
Value funds	6,167,373	-	-	6,167,373
Bond funds	2,938,224	-	-	2,938,224
Allocation funds	2,663,546	-	-	2,663,546
Target date funds	2,257,536	-	-	2,257,536

Total mutual funds	29,760,241	-	-	29,760,241

Brokerage access account:
Cash and cash equivalents	414,366	-	-	414,366
Preferred stock	51,960	-	-	51,960
Common stock:
Basic materials	119,627	-	-	119,627
Technology	106,096	-	-	106,096
Services	79,076	-	-	79,076
Utilities	64,007	-	-	64,007
Other	55,554	-	-	55,554
Conglomerates	28,629	-	-	28,629
Consumer goods	19,365	-	-	19,365
Industrials	17,870	-	-	17,870

Mutual funds:
Allocation funds	206,513	-	-	206,513
Growth funds	160,184	-	-	160,184
Value funds	142,314	-	-	142,314
Other funds	46,975	-	-	46,975
Bond funds	38,117	-	-	38,117
Target date funds	20,440	-	-	20,440
World funds	11,898	-	-	11,898
Unit investment trusts	123,361	-	-	123,361

Total brokerage access account	1,706,352	-	-	1,706,352

Unitized stock fund	482,146	-	-	482,146
Common collective trust funds	-	9,098,273	-	9,098,273

Total investments at fair value	$31,948,739	$9,098,273	$-	$41,047,012

6.	Fair Value Measurements (Continued)

Investments measured at fair value based on NAV per share are summarized in the following table.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2014:
Common collective trust funds	$10,327,055	n/a	Daily	None
December 31, 2013:
Common collective trust funds	$9,098,273	n/a	Daily	None

The common collective trust funds include a stable value fund and a S&P 500 index fund.  The objective of the stable value fund is to preserve principal and achieve high current income through a diversified portfolio of high-quality investment contracts. The S&P 500 index fund seeks to achieve a return that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index before the assessment of any fees.

7.	Investments

Investments that represented five percent or more of the Plan’s net assets are presented in the following table.

	December 31, 2014		December 31, 2013

Putnam S & P 500 Index Fund, 107,467 and 107,185 shares, respectively	$6,720,978		$5,913,370
Putnam Equity Income Fund A 292,544 and 265,972 shares, respectively	$6,155,124		$5,444,456
Columbia Acorn Fund A, 160,998 and 150,676 shares, respectively	$4,878,250		$5,391,187
Putnam Stable Value Fund, 3,539,429 and 3,143,685 shares, respectively (A)	$3,606,077		$3,184,903
Fidelity Low Priced Stock Fund, 68,019 and 68,587 shares, respectively	$3,417,936		$3,392,323
Franklin Growth Fund A, 38,745 and 37,465shares, respectively	$2,893,882		$2,453,728
PIMCO Total Return Fund A, 243,784 and 248,389 shares, respectively	$2,598,738		$2,655,275
Harbor International Fund-Inv, 31,577 and 33,428 shares, respectively	$2,026,321	*	$2,351,018

*	Investment balance did not meet the 5% threshold at the respective year end.

(A)	The contract value the Putnam Stable Value Fund was $3,539,429 and $3,143,685 at December 31, 2014 and 2013, respectively.

7.	Investments (Continued)

The Plan’s investments, including gains and losses on investments bought, sold, and held during the year, (depreciated) appreciated in value as follows:

Plan YearEnded December 31, 2014

Mutual funds	$(289,063)

Self Directed Brokerage access account:
Common stock	(18,885)
Mutual fund	(615)
Unit investment trust	1,358
Preferred stock	14,880

Total brokerage access account	(3,262)

Unitized stock fund	(68,343)

$(360,668)

8.	Transactions with Parties-in-Interest

Plan investments in securities issued by the Company are summarized in the following table.

	December 31, 2014		December 31, 2013
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund
Ecology and Environment, Inc.
Common Stock	35,499	$326,236	36,627	$407,659

Brokerage Access Account
Ecology and Environment, Inc.
Common Stock	6,265	$57,213	6,265	$68,915

Dividends on Ecology and Environment, Inc. Common Stock amounted to approximately $17,324 during the year ended December 31, 2014.

Effective July 1, 2013, certain Plan investments include accounts with Putnam, the Trustee of the Plan. Prior to July 1, 2013, Plan investments included shares of mutual funds and a collective investment trust made available through the recordkeeping platform of Mass Mutual, the former Recordkeeper of the Plan.  Also prior to July 1, 2013, RTC, the former Trustee of the Plan, was custodian of certain Plan investments that included mutual funds, the collective investment trust and the Company’s common stock.

Fees paid by the Plan to Putnam for administrative services were $3,822 for the Plan year ended December 31, 2014.  All other fees related to the Plan’s operations are paid directly by the Company and are excluded from these financial statements.

Plan investment income from participant loans through Putnam was $13,750 for the Plan year ended December 31, 2014.

9.	Reconciliation of Financial Statements to Form 5500

The following table provides a reconciliation of net assets available for Plan benefits between these financial statements and the Plan’s Form 5500.

	2014	2013

Net assets available for Plan benefits per these financial statements	$42,575,683	$41,453,143

Adjustment from contract value to fair value for fully benefit responsive investment contracts	66,648	41,218

Net assets available for Plan benefits per the Plan’s Form 5500	$42,642,331	$41,494,361

Net increase in net assets available for Plan benefits per these financial statements	$1,122,540	$6,523,051

Adjustment from contract value to fair value for fully benefit responsive investment contracts	25,430	(42,182)

Net change in net assets available for Plan benefits per the Plan’s Form 5500	$1,147,970	$6,480,869

Ecology and Environment, Inc.
401(k) Plan
EIN: 16-0971022
PLAN NUMBER: 003
Schedule H – line 4i – Schedule of Assets Held at End of Year

Ecology and Environment, Inc.
401(k) Plan
EIN: 16-0971022
PLAN NUMBER: 003
Schedule H - line 4i - Schedule of Assets Held at End of Year

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:

*	292,544	Putnam	Equity Income A	**	$6,155,124
	160,998	Columbia	Acorn Fund A	**	4,878,250
	68,019	Fidelity	Low Priced Stock Fund	**	3,417,936
	38,745	Franklin	Franklin Growth Fund A	**	2,893,882
	243,784	PIMCO	Total Return Fund A	**	2,598,738
	31,577	Harbor	Harbor International Fund Inv	**	2,026,321
	54,841	MFS	Aggressive Growth Allocation Fund A	**	1,075,982
	45,346	T. Rowe Price	Retirement 2030 Fund	**	1,036,610
	48,817	MFS	Total Return Fund A	**	888,470
	47,503	MFS	Growth Allocation Fund A	**	863,134
	32,285	T. Rowe Price	Retirement 2020 Fund	**	664,755
	23,277	T. Rowe Price	Retirement 2040 Fund	**	552,838
	33,050	MFS	Moderate Allocation Fund A	**	546,309
	11,416	Victory	Small Company Opportunity Fund A	**	447,858
	15,740	Clearbridge	Small Cap Growth A	**	443,547
	20,606	Neuberger Berman	Socially Responsible Fund	**	439,328
	20,265	T. Rowe Price	Retirement 2025 Fund	**	317,145
	25,193	American Century	Inflation Adj Bond Adv	**	291,991
	15,033	T. Rowe Price	Retirement 2010 Fund	**	265,489
	16,336	MFS	Conservative Allocation Fund A	**	238,511
	12,747	T. Rowe Price	Retirement 2050 Fund	**	169,662
	6,328	T. Rowe Price	Retirement 2035 Fund	**	105,045
	2,508	T. Rowe Price	Retirement Income Advantage	**	37,220
	2,011	T. Rowe Price	Retirement 2045 Fund	**	32,008
	1,125	T. Rowe Price	Retirement 2015 Fund	**	16,226
	1,076	T. Rowe Price	Retirement 2055 Fund	**	14,261
	8	T. Rowe Price	Retirement 2005 Adv	**	108
			Total Mutual Funds		30,416,748
	Common Collective Trust Funds:
*	107,467	Putnam	S&P 500 Index	**	6,720,978
*	3,539,429	Putnam	Stable Value Fund	**	3,606,077
			Total Common Collective Trust Funds		10,327,055

	Unitized Stock Fund:
*	35,499	Unitized Stock Fund	Ecology and Environment, Inc.	**	326,236
	-	Unitized Stock Fund	Federated Government Prime Obligation Fund	**	55,569
			Total Unitized Stock Fund		381,805

	Brokerage Access Account:

	Cash and Cash Equivalents
	119,078	-	Schwab Money Market Fund	**	177,497
	-	-	Cash	**	633
					178,130

Ecology and Environment, Inc.
401(k) Plan
EIN: 16-0971022
PLAN NUMBER: 003
Schedule H - line 4i - Schedule of Assets Held at End of Year (Continued)

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Common Stock
*	6,265	-	Ecology and Environment, Inc	**	57,213
	500	-	Marathon Pete Corp	**	45,130
	500	-	National Grid PLC ADR	**	35,330
	500	-	Valero Energy Corp New	**	24,750
	400	-	Dassault Systems SA ADR	**	24,400
	700	-	3D SYS Corp	**	23,009
	500	-	Vodafone Group New ADR F	**	17,085
	620	-	General Electric Company	**	15,667
	137	-	Chevron Corporation	**	15,369
	500	-	Contango Oil & Gas De	**	14,620
	300	-	Antero Resources Corp	**	12,174
	500	-	Delta Nat Gas Inc	**	10,625
	2,000	-	Just Energy Group Inc	**	10,460
	200	-	Halliburton Co Holding Co	**	7,866
	131	-	Verizon Communications	**	6,128
	100	-	Citgroup Inc New	**	5,432
	48	-	Apple Inc	**	5,298
	200	-	Masco Corp	**	5,040
	50	-	Sector SPDR Energy Select	**	3,958
	85	-	Microsoft Corp	**	3,948
	75	-	Ambarella Inc	**	3,804
	21,400	-	Vasomedical Inc	**	3,638
	1,000	-	Sirius XM Radio Inc	**	3,500
	100	-	NCR Corp New	**	2,914
	50	-	Solarcity Corp	**	2,674
	1,777	-	Renesola Ltd Adr	**	2,506
	115	-	Calamp Corp	**	2,105
	250	-	Groupon Inc Class A	**	2,065
	72	-	Goodyear Tire & Rubber Co	**	2,057
	25	-	Facebook Inc Class A	**	1,951
	125	-	Ford Motor Company New	**	1,938
	22	-	Express Scripts Holding Company	**	1,863
	480	-	Chimera Invt Corp	**	1,527
	75	-	Yandex NV Class A	**	1,347
	1,800	-	Capstone Turbine Corp	**	1,331
	100	-	Hydrogenics Corp	**	1,329
	20	-	Splunk Inc	**	1,179
	34	-	Homeaway Inc	**	1,013
	110	-	Clean Energy Fuels Corp	**	549
	75	-	Realnetworks Inc New	**	528
	20,000	-	Luminart Corporation	**	250
	50	-	Contango Ore Inc	**	238
	1,950	-	Suntech Power Holdings Co	**	138
	3,000	-	Makism 3D Corp	**	63
	150	-	Cal Dive International	**	11
					384,020

Ecology and Environment, Inc.
401(k) Plan
EIN: 16-0971022
PLAN NUMBER: 003
Schedule H - line 4i - Schedule of Assets Held at End of Year (Continued)

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:
	3,931	-	Vanguard Total Stock Market Index FD ADM		202,821
	11,044	-	First Eagle Gold Fund Class A	**	156,379
	1,422	-	T Rowe Price Capital Appreciation Fund	**	37,145
	1,000	-	First Trust Intermed	**	22,710
	628	-	Vanguard Equity Income Fund Inc	**	19,590
	1,751	-	Metropolitan West Total Return BD M	**	19,101
	1,538	-	Pimco Income D	**	18,959
	289	-	T Rowe Price Divid Growth FD Inc	**	10,454
	675	-	Matthews Asia Dividend Fund	**	10,305
	1,456	-	Pioneer Floating Rate	**	9,869
	880	-	Pioneer Strategic Income Fund Class A	**	9,437
	204	-	Dreyfus Midcap Index Fund	**	7,658
	441	-	Lazard Intl Strategic	**	6,091
	360	-	Laudus US Large Cap Growth Fund	**	5,991
	315	-	Powershs Exch Trad Fund Tr	**	1,660
					538,170

	Unit Investment Trusts:
	599	-	Sch US Mid-Cap ETF	**	24,378
	442	-	Schwab ETFS-US Small Cap ETF	**	24,339
	219	-	Powershares QQQ Trust Ser 1	**	22,576
	454	-	Schw US LCAP Val ETF	**	20,032
	500	-	Claymore Exch Traded FD	**	14,030
	76	-	Vanguard S&P ETF	**	7,701
	148	-	Sch US Div Equity ET	**	5,895
	48	-	Market Vectors New ETF	**	2,591
	58	-	Guggenheim ETF New Solar Energy	**	1,978
	200	-	Ishares Trust S&P Global	**	1,936
	100	-	First TR Exch Traded Fd	**	1,723
	50	-	Alps Trust ETF	**	876
					128,055
	Preferred Stock:
	1,000	-	Telephone Data	**	24,870
					24,870

			Total Brokerage Account		1,253,245
	Participant Loans:
*	-		Notes receivable from participants with
			interest rates ranging from 4.25% - 9.50%	-0-	263,478
					$42,642,331

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 29, 2015	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member